UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 9, 2025 titled “GeoPark Comments on Engagement with Parex Resources”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK COMMENTS ON ENGAGEMENT WITH PAREX RESOURCES

GEOPARK ENGAGED SUBSTANTIVELY AND PROVIDED AMPLE INCREMENTAL INFORMATION TO PAREX TO SUPPORT AN IMPROVED OFFER ABOVE $9.00 PER SHARE

GEOPARK REMAINS CONFIDENT IN ITS STRATEGY AND FUTURE GROWTH PROSPECTS

Bogota, Colombia – December 9, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today commented on Parex Resources Inc.’s ("Parex") announcement that it has halted discussions with GeoPark regarding a potential transaction:

•	GeoPark’s Board and management team have always been open to entering into transactions that maximize value for our shareholders. As such, we entered into discussions with Parex in good faith, aiming to negotiate a mutually agreeable transaction. From the outset of negotiations, we have communicated our belief that Parex’s September 4, 2025, offer of $9.00 per share undervalues GeoPark.

•	Over six weeks of extensive Special Committee and Board sessions and numerous meetings between our respective senior management teams, we provided Parex and its advisors access to substantial and comprehensive, non-public technical and financial information relevant to our ongoing operations and future upside potential – all of which is clearly incremental to the facts upon which Parex’s original offer was founded. Importantly, Parex’s $9.00 per share offer ascribed no value to GeoPark’s transformative Vaca Muerta acquisition which was announced on September 25, 2025. The Board has communicated that any credible or constructive engagement going forward would require a revised proposal beginning in the double-digits.

This incremental information includes:

•	Certified 2025 reserves report showing total 2P reserves increased 38% year-over-year to 121 mmboe (including an increase in Colombia as well as the addition of the Argentinian asset), with reserve replacement ratios for 1P, 2P and 3P all exceeding 100% – underscoring GeoPark’s ability to fully replace production and continue building long-term asset value.

-	This represents a 48% increase in 2P reserves versus the 82 mmboe available at the time of Parex’s original offer (2024 2P reserves of 87.6 mmboe, net of previously announced 2025 divestments)

•	Data supporting an additional ~18 mmboe of risked reserves across the Llanos 34 and Llanos 123 blocks in Colombia (pending certification), further enhancing GeoPark’s near-term production and value outlook.

•	A reserves report certifying a 22% increase (206 million barrels) in 2P OOIP in the Llanos 34 block, confirming a larger resource base and strengthening the asset’s long-term upside.

•	Detailed information demonstrating that the Vaca Muerta transaction materially strengthens GeoPark’s asset base and growth trajectory, adding ~37 mmboe of 2P reserves, extending the Company’s 2P reserve life index to 12.7 years.

In an effort to ensure that GeoPark shareholders also had the latest information, the Company released its 2025 Reserves Report and 2026-2028 Guidance publicly.

Background and Engagement with Parex

As announced on October 29, 2025, the GeoPark Board unanimously rejected an unsolicited, non-binding proposal from Parex to acquire GeoPark in an all-cash transaction for $9.00 per share, received on September 4, 2025. Parex’s initial offer was submitted mere weeks before GeoPark’s transformative transaction in Vaca Muerta, which materially enhanced GeoPark’s asset base and growth trajectory. After engaging in a comprehensive evaluation process, the Board concluded the proposal undervalued the Company and was not in the best interests of GeoPark or its shareholders. GeoPark’s discussions with its shareholders have supported this view.

Following the completion of GeoPark’s transformative transaction in Vaca Muerta and the public reiteration of Parex’s $9.00 per share offer, GeoPark’s Board formed a Special Committee of independent directors to evaluate any potential revised offer from Parex and other value-maximizing alternatives for the Company. In addition, the GeoPark Board authorized the Company to move expeditiously to execute a non-disclosure agreement and establish a virtual data room (VDR) through which it provided Parex with access to extensive technical and financial information relevant to GeoPark’s operations and growth prospects, which was clearly incremental to the facts upon which Parex’s September 4 offer was founded.

Through the course of GeoPark’s engagement with Parex, Parex communicated that it is only interested in GeoPark’s Colombian assets given its limited familiarity with unconventional resource development, including in Argentina, and its reservations more broadly regarding operating in Argentina based on past experience. GeoPark believes these factors constrain Parex’s ability to reflect the full value of the Company’s diversified portfolio in any revised proposal.

GeoPark subsequently was disappointed to learn from Parex’s CEO on December 1, 2025 that Parex did not intend to increase its offer to acquire GeoPark for more than $9.00 per share.  The GeoPark Board, consistent with its desire to maximize value for shareholders and seriously explore all options to do so, opened a direct line of communication with the Parex Board.

The GeoPark Board urged the Parex Board to reconsider its original offer and re-engage in negotiations with a view to reaching an outcome that is in the best interests of both companies’ shareholders.

Outlook

GeoParks expects Adjusted EBITDA to more than double by 2028, driving a larger enterprise value supported by increased cash flow, lower leverage, and a broader, more diversified asset base. GeoPark will continue to focus on its operational strengths, financial discipline, and portfolio of high-quality assets, including executing its two-pronged strategy in Colombia and Argentina:

•	Maximizing Core Production and Cash Generation in Colombia: The Company is focused on sustaining and improving the performance of its flagship Llanos 34 block and other key operated and non-operated assets. Following a strong 2025 and positive developments since GeoPark’s 2025 Investor Day, Colombian production has reached a positive inflection point earlier than expected. Production is set to grow, supported by disciplined development, base optimization, enhanced recovery techniques, and strong results from recent wells. Colombia will continue to provide a solid foundation to generate sustainable free cash flow, balance sheet strength, and shareholder returns.

•	Returning to Growth with Vaca Muerta, Argentina: With the successful integration of the Loma Jarillosa Este and Puesto Silva Oeste blocks, GeoPark is confident it can unlock material long-term growth from its position in the unconventional Neuquén Basin. The team is focusing on accelerating drilling activity to deliver a step-change in production and cash flow. Vaca Muerta is expected to become a core growth platform in GeoPark’s portfolio by year-end 2028.

GeoPark remains open to considering offers that appropriately value the Company.

Advisors

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are serving as financial advisors, Davis Polk & Wardwell LLP and Conyers Dill & Pearman Limited are serving as legal counsel, Okapi Partners LLC is serving as proxy and information agent, and FGS Global is serving as strategic communications advisor to GeoPark.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Kelsey Markovich/Kim Textor FGS Global Communications Department	GeoPark@fgsglobal.com communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, capital expenditures, and projected Adjusted EBITDA, ROACE, net debt to EBITDA, and net debt to EBITDA leverage ratio. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: December 9, 2025